                                                                      Exhibit 12
                                                                      ----------


   STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
                          (In thousands except ratio)


                                                                                                    (2)
                               6 months    12 months     12 months     12 months    12 months    12 months
                               12/31/97     6/30/97       6/30/96       6/30/95      6/30/94      6/30/93
                            --------------------------------------------------------------------------------
EARNINGS
Pre-tax income                   $ 9,987     $ 6,556       $(2,736)      $ 3,000     $  2,732    $   (2,187)
Fixed charges                      1,865       3,827         1,484         1,288          870           357
Interest capitalized                (136)       (178)          (84)          (48)        (139)            -
                            --------------------------------------------------------------------------------
Earnings                         $11,716     $10,205       $(1,336)      $ 4,240     $  3,463    $   (1,830)
                            --------------------------------------------------------------------------------

FIXED CHARGES
Interest on indebtedness         $ 1,581     $ 3,443       $ 1,278       $ 1,104     $    603    $      229
Interest capitalized                 136         178            84            48          139             -
Interest portion of rental
 expense                             148         206           122           136          128           128
                            --------------------------------------------------------------------------------
Total fixed charges              $ 1,865     $ 3,827       $ 1,484       $ 1,288     $    870    $      357
                            --------------------------------------------------------------------------------
Ratio of earnings to fixed
 charges                             6.3         2.7             -           3.3          4.0             -

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(1)  The consolidated ratio of earnings to fixed charges was derived from the
     Company's supplemental consolidated financial statements included in the Company's Current Report on Form 8-K dated April 29, 1998.

(2) Subsequent to June 30, 1996, the Company acquired Super Kwik, Inc. and its affiliates ("Super Kwik"), Donno Company, Inc. and its affiliates ("Donno"), and subsequent to June 30, 1997, the Company acquired Hamm's Sanitation, Inc. and H.S.S. Inc. ("Hamm's"), Bluegrass Containment, Inc., the Stamato Companies, and the Ecology Companies in separate transactions. Each of these business combinations was accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements were restated for periods prior to the acquisition to include the results of operations, financial position, and cash flows of those companies. The consolidated ratio of earnings to fixed charges for the year ended June 30, 1993 has not been restated to include these acquisitions.

     For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of earnings before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness and that portion of rental expense under operating leases that management believes to be representative of interest. Earnings in 1996 and 1993 were insufficient to cover fixed charges by $148,000 and $1.5 million, respectively. Because the Company has no outstanding Preferred Stock, the ratio of earnings to the sum of fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.